COMMUNITY FIRST BANCORP, INC.

2006 ANNUAL REPORT

Corporate Profile

Community First Bancorp, Inc. (the "Company") is the holding company for Community First Bank (the "Bank"), a federal stock savings bank operating through two offices in Madisonville, Kentucky. Originally founded in 1923 as the Madisonville Building and Loan Association, the Bank converted to a federal mutual savings bank charter and adopted its current name in 2002. In 2003, the Bank converted to the stock form and become a wholly owned subsidiary of the Company. The Bank is a member of the Federal Home Loan Bank ("FHLB") System and its deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). Our corporate headquarters are located at 2420 North Main Street, Madisonville, Kentucky 42431 and our main telephone number is (270) 326-3500. We have a website at *www.cfbky.com*.

Market Information

The Company's common stock is quoted on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol: "CFBC." The following table sets forth high and low sales information reported on the OTCBB for the Common Stock for each quarter during the past two fiscal years. These quotes reflect inter-dealer prices without mark-ups, mark-downs or commissions and may not necessarily reflect actual transactions.

	2006		2005	
	High	Low	High	Low
Fourth Quarter	$8.50	$7.00	$10.90	$9.00
Third Quarter	8.50	7.10	11.50	10.90
Second Quarter	8.90	6.90	12.75	10.75
First Quarter	9.00	6.90	13.50	12.50

As of December 31, 2006, there were 138 record holders of the Common Stock. We have not paid cash dividends in the past and do not anticipate paying any cash dividends in the foreseeable future. We expect that we will retain all earnings, if any, in order to provide more funds to operate our business. Any payment of dividends is subject to the discretion of our board of directors, which will consider a number of factors, including our prospects for future earnings, financial condition, cash needs and general business conditions.

TABLE OF CONTENTS

COMMUNITY FIRST BANCORP, INC.

Dear Shareholder,

While the final numbers for 2006 were disappointing, there were a number of positive things of note.

But let's address what went wrong first. The primary cause of our loss in 2006 was the continued deterioration of the net interest margin. This was also a problem in 2005 and was somewhat masked by the fact that we grew 51%. In looking at the 2006 financials, in a quick glance one would see the odd combination of a Bank that grew over 10% and had a net interest margin that fell nearly 4%. The only consolation we have in this area is that nearly every bank in the country has experienced some level of margin compression since 2004 as a result of an inverted yield curve. Due to the structure of our institution as a savings bank, the impact was somewhat more severe.

The other significant item of note was the $231,000 one time write-off in our primary correspondent bank account. This account for a number of reasons had not been balanced for over a decade, prior to 2002. Over the last five years we have balanced the account so that the amount we were out of balance by stayed consistent. And with the help of a new CFO combined with the efforts of our lenders acting as collectors, we were able to identify and collect a portion of the balance. The balance we finally charged off in 2006 was items that were either several years old or completely unidentifiable. This account was also a primary contributor to past auditor comments regarding a lack of accounting controls. The good news is the account is clean and reconciled daily.

Those items aside there are a number of positive things we were able to accomplish.

Our net interest margin which has fallen for over two years appears to have stabilized and has begun to improve slightly. Our loan yield which was 6.37% continues to move up as we routinely put on over $1 million a month in loans at an average rate of 7.50%. CD interest expense, which was yielding 4.75% would appear to have very little rate upside left. And the yield on our borrowings at the F.H.L.B. leveled in July 2006 at roughly 5.40%. In short, unless the yield curve becomes more inverted, our net interest margin should continue to show some improvement. For instance at one point in 2004 before the Federal Reserve began raising rates we had a net interest margin of 3.61%.

2420 North Main Street, Madisonville, Kentucky 42431 • (270) 326-3500

Over the last five years we have experienced double digit growth in a banking market where the overall growth rate has averaged less than 1.1%.

Our growth came largely as a result of opening a second location on the north end of town. That location, which was not previously a banking location, recently had it's third birthday and has loans of $27 million and deposits of $31 million.

The computer system we purchased 3 years ago recently passed the break even point where the cost of the original system has now been offset by the cumulative monthly cost savings and is now saving the Bank roughly $7 thousand a month on a size adjusted basis.

Service charges, fees and other income were up 28%.

While the Bank has doubled in size to $80 million over the last three years, the number of employees has fallen from 29 to 22, largely due to great people and technology.

Occupancy expense, which is roughly 60% depreciation due to the computer conversion, was $317 thousand, down from 2005 at $335 thousand. As technological depreciation falls off over the next three years, occupancy expense all else being equal, should for 2007, 2008, 2009 and 2010 be (000)'s $298, $284, $250 and $231, respectively.

And other than insurance, regulatory assessments and technology costs, all other components of Non Interest Expense fell in 2006.

We appreciate you and your support as we move forward into 2007.

Sincerely,

William M. Tandy
President and CEO

SELECTED CONSOLIDATED FINANCIAL DATA

	At or for the Year Ended December 31,		
	2006	2005	2004
	(In thousands, except per share data)		
Selected Financial Condition Data:			
Assets	$ 79,075	$ 71,729	$ 63,503
Loans receivable, net	72,836	64,578	51,932
Cash and cash equivalents	1,986	2,009	5,793
Investment securities:			
Available-for-sale	728	1,703	2,215
Held-to-maturity	55	66	89
Deposits	64,679	54,477	46,466
Advances from Federal Home Loan Bank	10,425	13,000	13,000
Stockholders' equity	2,436	2,720	3,164
Selected Operations Data:			
Interest income	$ 4,359	$ 3,556	$ 2,692
Interest expense	2,643	1,783	1,079
Net interest income	1,716	1,773	1,613
Provision for loan losses	63	79	164
Net interest income after provision for loan losses	1,653	1,694	1,449
Other income	435	346	216
Other expenses	2,763	2,479	2,581
Income (loss) before federal income tax expense (benefit)	(675)	(439)	(916)
Federal income tax expense (benefit)	--	--	116
Net income (loss)	$ (675)	$ (439)	$ (1,032)
Per Share Data:			
Earnings per share - Basic	$ (2.14)	$ (1.58)	$ (3.71)
Earnings per share - Diluted	(2.14)	(1.58)	(3.71)
Book value per share	7.74	9.79	11.40
Performance Ratios:			
Return on average assets	(0.90)%	(0.65)%	(2.00)%
Return on average equity	(24.93)	(11.41)	(27.85)
Interest rate spread	2.61	2.65	3.41
Net interest margin	2.62	2.85	3.48
Ratio of average interest-earning assets to average interest-bearing liabilities	100.20	105.18	103.09
Ratio of noninterest expense to average total assets	3.69	3.69	5.00
Asset Quality Ratios:			
Nonperforming assets to total assets at end of period	0.46	0.43	0.46
Nonperforming loans to total loans at end of period	0.47	0.47	0.57
Allowance for loan losses to total loans at end of period	0.55	0.60	0.61
Allowance for loan losses to nonperforming loans at end of period	117.78	126.80	108.09
Net charge-offs to average loans outstanding	0.07	0.02	0.06
Capital Ratios:			
Equity to total assets at end of period	3.08	3.79	4.95
Average equity to average assets	3.61	4.36	7.18
Tier 1/core capital to adjusted total assets [1]	4.51	5.47	6.05
Tier 1 capital to risk-based assets [1]	4.51	5.47	6.05
Total capital to risk-based capital [1]	8.47	10.22	11.78

[1] Community First Bank only.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations is intended to assist you in understanding our financial condition and results of operations. The information in this section should also be read with our Consolidated Financial Statements and Notes to the Consolidated Financial Statements, which are included elsewhere in this document.

Forward Looking Statements

When used in this discussion and elsewhere in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "intend" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Bank's financial performance and could cause the Bank's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligations to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Community First Bancorp, Inc.

Community First Bancorp, Inc. is the holding company for Community First Bank, a federal savings bank headquartered in Madisonville, Kentucky. Community First Bank operates from its main office at 2420 North Main Street and a branch office at 240 South Main Street, both in Madisonville, Kentucky. Community First Bank's lending activities consist primarily of the origination of loans secured by residential and commercial properties in its primary market area of Madisonville.

Founded in 1923 as the Madisonville Building & Loan Association, Community First Bank historically operated as a traditional thrift from its South Main Street location, offering long-term mortgages and small consumer loans to local residents and funding these loans with certificates of deposit. In late 2001, the Board of Directors brought in current management to effect a turn-around. As part of its new strategy, Community First Bank remodeled and updated its existing office, opened a new main office and substantially broadened its product lines. In 2003, Community First Bank converted to stock form and raised $2.7 million in capital, which has allowed us to grow significantly. Since the stock conversion, we have more than doubled our assets making us one of the fastest growing financial institutions in the Commonwealth of Kentucky during this period.

Performance Overview

We incurred losses for the years ended December 31, 2006 and 2005. For the years ended December 31, 2006 and 2005, we had losses of $675,000 ($2.14 per diluted share) and $439,000 ($1.58 per diluted share), respectively. Our losses are primarily attributable to the increase in overhead resulting from the opening of our new main office in March 2004 and expenses related to our change in data processors in 2004. In addition, we had $227,000 in losses in the 4th quarter which were attributed to the write-off of accumulated nonreconciled items in our primary correspondent account and various suspense accounts.

To offset the increase in expenses, we have grown and diversified our loan portfolio in order to increase our profitability. Since December 31, 2003, our loan portfolio has grown from $35.6 million to $73.2 million at December 31, 2006, an increase of 105.6%. Within the portfolio, residential mortgages have declined to 78% of the portfolio at December 31, 2006 from over 85% of the portfolio at December 31, 2003. During this same period, our commercial mortgages have grown from $2.4 million, or 6.61% of the portfolio, at December 31, 2003 to $7.4 million, or 10.1% of the portfolio, at December 31, 2006.

During this period of growth, our asset quality has remained strong. Our ratio of non-performing assets to total assets has not been greater than 0.7% since 2003. We believe that our asset quality reflects a strong credit culture and disciplined underwriting.

The growth and diversification in our loan portfolio has driven an increase in interest income from $2.2 million for the year ended December 31, 2003 to $4.4 million for the year ended December 31, 2006, an increase of 90.9%. Despite the increase in interest income, our net interest income has only grown by $368,000, or 23.3%, during this period as interest expense has grown at a faster rate, increasing from $833,000 during the fiscal year ended December 31, 2003 to $2.6 million during the fiscal year ended December 31, 2006. The increase in interest expense reflects deposit growth from $33.2 million at December 31, 2003 to $64.7 million at December 31, 2006 and our increased use of Federal Home Loan Bank advances which grew from $5.0 million at December 31, 2003 to $10.4 million at December 31, 2006. Additionally contributing to the increase in interest expense has been the successive increases in the federal funds rate by the Federal Reserve since June 2004, which have affected our cost of funds to a greater degree than the yields on our earning assets.

As a result of these factors, our interest rate spread and net interest margin narrowed to 2.61% and 2.62%, respectively, for the year ended December 31, 2006 from 2.69% and 2.85%, respectively for the year ended December 31, 2005.

Since 2003, our non-interest income has grown as we have diversified our income sources. Non-interest income has increased from $195,000 during 2003 to $435,000 in 2006. The increase in non-interest income has primarily been driven by additional fees and service charges on deposits including overdraft charges which have increased over tenfold since we dropped our fee for overdrafts to $9.95 in 2002.

Other expenses have climbed from $1.6 million in 2003 to $2.8 million in 2006 after decreasing in 2005 due to the opening of our new main office and expenses incurred in connection with the conversion of our computer system. Other expenses declined to $2.5 million in 2005 due primarily to the absence of conversion-related expenses. Other expense, however, continues to trend upwards due to our growth.

Our operating losses have adversely affected our stockholders' equity which has declined from $4.2 million at December 31, 2003 to $2.4 million at December 31, 2006. On a percentage basis, stockholders' equity has declined from 9.87% of assets at December 31, 2003 to 3.08% of assets at December 31, 2006. Despite the decline in consolidated equity, Community First Bank has remained adequately capitalized for regulatory capital purposes as Community First Bancorp, Inc. has primarily used borrowings at the holding company level for capital infusions.

During the first quarter of 2007, the Company commenced a rights offering of 750,000 shares at $7.25 per share to existing stockholders as of the close of business on December 29, 2006. Unsubscribed shares were offered on a best efforts basis to members of the local community. The Company reserved the right to increase the number of shares sold by 112,500 to cover oversubscriptions and other purchases. Pursuant to the rights offering, the Company sold a total of 8,032 shares for gross proceeds of $58,232. Estimated expenses of the offering were $132,271. The excess of expenses over proceeds will be charged against earnings during the first quarter.

Going forward, the Company intends to more actively manage its balance sheet for profitability. Our strategies include increasing our level of deposit funding and reducing our reliance on Federal Home Loan Bank borrowings and other high cost funding. We also intend to improve the overall yield on our loan portfolio by allowing lower yielding loans to run off and replacing them where feasible with higher-yielding loans that satisfy our conservative underwriting criteria. When combined with our ongoing cost-control efforts, we believe that these strategies will ultimately put the Bank into the black. In the meantime, the Company will continue to investigate capital-raising options, including both debt and equity.

Application of Critical Accounting Policies

Allowance for Loan Losses. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the financial services industry. The most significant accounting policies followed by Community First Bancorp, Inc. are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change.

The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included under Asset Quality below.

Loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Company. Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan." Community First Bancorp, Inc. evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical or industry loss rates are applied to other loans not subject to reserve allocations. These historical or industry loss rates may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, asset quality trends, risk management and loan administration, changes in internal lending policies and credit standards, and examination results from bank regulatory agencies and our internal credit examiners.

An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Reserves on individual loans and historical or industry loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Community First Bancorp, Inc. has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Based on the procedures discussed above, management is of the opinion that the reserve of $404,400 was adequate, but not excessive, to absorb estimated credit losses associated with the loan portfolio at December 31, 2006.

Deferred Income Taxes. We have a deferred tax asset of $7,700. We evaluate this asset on a quarterly basis. To the extent we believe it is more likely than not that it will not be utilized, we establish a valuation allowance to reduce its carrying amount to the amount we expect to be realized. At December 31, 2006, the valuation allowance is $793,300. The estimate of the realizable amount of this asset is a critical accounting policy.

Comparison of Financial Condition at December 31, 2006 and December 31, 2005

The Company's total assets as of December 31, 2006 were $79.1 million, an increase of $7.4 million or 10.3% from December 31, 2005's level of $71.7 million. The increase was due primarily to growth in the loan portfolio, more specifically an increase in one-to-four family first mortgage loans which increased $6.9 million, or 14.5%. Net loans receivable increased by $8.2 million, or 12.7%, which reflected our continued marketing efforts. Commercial mortgage loans increased $15,000 or 0.2% and decreased to 10.1% of the portfolio from 11.3% at December 31, 2005. The Company's investment securities decreased by $986,000, or 55.7%, to $783,000 at December 31, 2006 due to maturities of securities as the Bank used cash flows from the securities portfolio to pay down FHLB advances. Premises and equipment decreased $177,000, or 7.7%, primarily due to a full year's depreciation on the new main office. The Company's cash and cash equivalents as of December 31, 2006 were $2.0 million, the same as December 31, 2005's level of $2.0 million.

Liabilities increased by $7.6 million, or 11.0%, to $76.6 million due primarily to a $10.2 million, or 18.7%, increase in deposits as the Bank continued to attract deposits locally at favorable rates. The increase in deposits came primarily from checking accounts and certificates of deposit. Federal Home Loan Bank advances of $10.4 million decreased from the December 31, 2005 level of $13.0 million. The Bank has used proceeds from the advances to help meet loan demand. Advances under the Company's line of credit from a correspondent bank decreased to $750,000 at December 31, 2006 from $850,000 at December 31, 2005. In addition, the Company had $390,000 in loans from directors at December 31, 2006. These borrowings were used to fund a capital contribution to the Bank.

Stockholders' equity decreased to $2.4 million at December 31, 2006 from $2.7 million at December 31, 2005. The decrease in stockholders' equity principally reflects $674,600 in losses during the period.

Comparison of Results of Operations for the Years Ended December 31, 2006 and 2005

General. Net loss for the year ended December 31, 2006 was $675,000 ($(2.14) per diluted share) compared to a net loss of $439,500 ($(1.58) per diluted share) for the year ended December 31, 2005. The increase in loss for the 2006 period reflects a decrease in net interest income, and an increase in non-interest expenses including the $227,000 write-off on our main correspondent account and various suspense accounts.

Net Interest Income. The primary component of the Bank's net income is its net interest income, which is the difference between interest income earned on loans and investments and interest expense paid on the deposits and borrowings used to fund the interest earning assets. Net interest income is determined by the spread between the yields earned on the Bank's interest-earning assets and the rates paid on interest-bearing liabilities as well as the relative amounts of such assets and liabilities. Net interest income divided by average interest-earning assets represents the Bank's net interest margin.

For the year ended December 31, 2006, net interest income decreased approximately $56,000, or 3.2%, compared to the prior year. The decrease in net interest income during the 2006 period was attributable to a higher volume of interest-bearing deposit accounts. Interest income increased approximately $798,000, or 22.4%, for the year ended December 31, 2006, while interest expense increased approximately $860,000, or 48.2%. The increase in interest income reflects a higher volume of interest-earning assets and a shift in interest-earning assets into higher-yielding loans. During the year ended December 31, 2006, net loans averaged $63.3 million as compared to $58.5 million during fiscal year 2005, an increase of $4.8 million or 8.2%. While the average yield on the loan portfolio declined during 2006, interest income on loans increased by $826,000 due to higher outstanding loan balances.

The increased income from loans partially offset an increase in interest expense of $860,000 or 48.2% for the year ended December 31, 2006. The increase in interest expense reflects both a higher volume of deposits and increases in short-term rates as the result of the Federal Reserve's eleven increases in the targeted Federal Funds rate since June 30, 2004. Interest expense has also increased due to the Bank's greater use of FHLB borrowings to fund loan growth, as well as the Company's use of a revolving line of credit with The Banker's Bank to provide additional capital for the Bank. Reflecting the recent increases in short-term interest rates, which have not been accompanied by increased long-term rates, the Bank's interest rate spread decreased to 2.61% for the year ended December 31, 2006 compared to 2.69% for the year ended December 31, 2005. Net interest margin decreased to 2.62% for the 2006 period compared to 2.85% for the 2005 period.

During the year ended December 31, 2006, the Bank reported net interest income, before provision for loan losses, of $1.7 million. Interest income consisted of $4.4 million in interest and fees on loans, $50,400 in interest on investment securities, and $42,900 in dividends on FHLB stock, totaling $4.4 million, while interest expense, which consisted of $2.0 million in interest on deposits and $606,300 in interest on FHLB advances and other borrowings, totaled $2.6 million.

During the year ended December 31, 2005, the Bank reported net interest income, before provision for loan losses, of $1.8 million. Interest income consisted of $3.4 million in interest and fees on loans, $80,700 in interest on investment securities, and $35,700 in dividends on FHLB stock, totaling $3.5 million, while interest expense, which consisted of $1.3 million in interest on deposits and $442,500 in interest on FHLB advances and other borrowings, totaled $1.8 million.

The following table sets forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid at the date and for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented.

	Year Ended December 31,					
	2006			2005		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable, net[1]	$ 63,399	$ 4,266	6.73%	$58,486	$3,439	5.88%
Investment securities	1,492	50	3.35	2,926	81	2.77
Other investments	743	43	5.79	702	36	5.13
Total interest-earning assets	65,634	4,359	6.64	62,114	3,509	5.72
Non-interest-earning assets	9,335			5,059		
Total assets	$ 74,969			$67,173		
Interest-bearing liabilities:						
Deposits	$ 54,462	2,036	3.74	$46,858	1,341	2.86
Borrowings	11,041	606	5.49	12,197	446	3.66
Total interest-bearing liabilities	65,503	2,642	4.03	59,055	1,787	3.03
Non-interest-bearing liabilities	6,758			5,188		
Total liabilities	72,261			64,243		
Total stockholders' equity	2,708			2,930		
Total liabilities and stockholders' equity	$ 74,969			$67,173		
Net interest income		$ 1,717			$1,769	
Interest rate spread			2.61%			2.69%
Net interest margin			2.62%			2.85%
Ratio of average interest-earning assets to average interest-bearing liabilities			100.20%			105.18%

(1) Non-accrual loans are included in average balances, less allowance for loan losses and deferred fees.

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); and (ii) changes in rate (change in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the changes in volume) are allocated between changes in rate and changes in volume proportionately.

	Year Ended December 31, 2006 vs. 2005			Year Ended December 31, 2005 vs. 2004		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
			(In thousands)			
Interest income:						
Loans	$ 483	$ 344	$ 827	$ 957	$ (140)	$ 817
Investment securities	(53)	22	(31)	(6)	(3)	(9)
Other investments	5	2	7	7	2	9
Total interest-earning assets	435	368	803	958	(141)	817
Interest expense:						
Deposits	$ 321	$ 374	$ 695	$ 245	$ 146	$ 391
Borrowings	(141)	304	163	69	245	314
Total interest-bearing liabilities	180	678	858	314	391	705
Change in net interest income	$ 255	$ (310)	$ (55)	$ 644	$ (532)	$ 112

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2006 was $62,500, compared to $78,500 for the year ended December 31, 2005. Net charge-offs for the year ended December 31, 2006 were $46,000 (0.06% of average loans), compared to $10,000 (0.02% of average loans) during the year ended December 31, 2005. The ratio of the allowance for loan losses to total loans was 0.55% at December 31, 2006 compared to 0.60% at December 31, 2005. The allowance for loan losses is management's estimate of probable inherent credit losses in the loan portfolio at the balance sheet date. The Bank determines the allowance based on ongoing evaluations. Increases to the allowance are made by charges to the provision for loan losses, which is reflected in the statement of operations. Loans deemed to be uncollectible are charged against the allowance. Recoveries of loans previously charged off are credited to the allowance. The Bank increased the amount of the allowance allocated to various forms of consumer loans, and reduced the proportion allocated to residential first mortgages reflecting changes in the portfolio. Reserves are provided for consumer and residential loans based on average loss experience, applied to the outstanding balance in each category. Specific reserves are determined for loans classified as special mention, substandard or doubtful. Specific reserves are determined on a loan by loan basis. As the loan portfolio diversifies to include more commercial and multi-family real estate loans, future charge-off rates may differ from historical rates, necessitating revisions to the estimate.

Noninterest Income. Noninterest income for the year ended December 31, 2006 was $435,000, compared to $346,000 for the year ended December 31, 2005, an increase of approximately $89,000, or 25.72%. The increase for the most recent period is due primarily to increases in deposit-related fees including non-sufficient funds fees and overdraft fees which management attributes to a larger deposit base and management's efforts to enhance this type of fee income.

Noninterest Expenses. Noninterest expense for the year ended December 31, 2006 was $2.8 million compared to $2.5 million for the year ended December 31, 2005, an increase of approximately $300,000, or 12.0%. The increase in noninterest expense of $300,000 or 12.0% was due primarily to $227,000 write-off in the 4th quarter from aged unrecognized items in our main correspondent bank account and various suspense accounts.

Compensation and benefits expense increased by $13,200 or 1.3% to $1.06 million for the year ended December 31, 2006 compared to $1.04 million for the year ended December 31, 2005. The FASB No. 91 accounting entry for the year ended December 31, 2006 resulted in a deferred salaries expense reduction of

$85,500. The FASB No. 91 accounting entry for the year ended December 31, 2005 resulted in a deferred salaries expense reduction of $87,100. Further, retirement fund expense increased by $28,400 or 43.8% to $93,300 during the year ended December 31, 2006.

Advertising expenses decreased $1,300 or 1.5% to $90,000 for the year ended December 31, 2006 compared to $91,300 for the year ended December 31, 2005. The reduction was due primarily to decreases in radio advertisement.

Office supplies, telephone and postage expenses decreased $4,500, or 3.8% to $116,400 for the year ended December 31, 2006 compared to $120,900 for the year ended December 31, 2005. The reduction was due primarily to stationery and supplies expense, which decreased $9,200 or 16.3% from $56,700 for the year ended December 31, 2005 to $47,500 for the year ended December 31, 2006.

Computer and data processing expense increased by $23,700 or 10.1% to $259,100 for the year ended December 31, 2006 compared to $235,400 for the year ended December 31, 2005. The increase reflects additional technical assistance during the period and bank growth.

Professional fees increased $19,700, or 18.8% to $125,600 for the year ended December 31, 2006 compared to $105,900 for the year ended December 31, 2005. Monthly accruals are now being used for audit and accounting expenses to more evenly distribute these costs throughout the year, rather than expensing as incurred.

Income Tax Expense. The Company provides for both the current and deferred tax effects of the transactions reported in its financial statements and established deferred tax assets and liabilities for the temporary differences between the financial reporting and tax bases of its assets and liabilities. The Company establishes valuation allowances for its net deferred tax assets unless it is more likely than not that these net deferred tax assets will be realized. Based on its current earnings, its future projected earnings, and other factors, the Company determined in 2005 that it was appropriate to establish a valuation allowance of $566,860 for its net deferred tax assets. The balance of the valuation allowance at December 31, 2006 is $783,470. The increases in the valuation allowance for the year ended December 31, 2006 of $216,610 relates primarily to the net losses incurred in 2006.

Market/Interest Rate Risk Disclosure

Qualitative Disclosure. Our assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest-rate sensitive and by monitoring the expected effects of interest rate changes on our net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If assets mature or reprice more quickly or to a greater extent than liabilities, the net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if our assets mature or reprice more slowly or to a lesser extent than liabilities, the net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Community First Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of our earnings to material and prolonged changes in interest rates.

Our primary method of managing interest rate risk is to emphasize the origination of adjustable-rate mortgage loans. Community First Bank's adjustable-rate mortgage loans provide that the interest rate will adjust every one, three, five or seven years. The terms of these loans generally limit the amount of any single rate change to a maximum of two percentage points and also provide that the rate may not increase above a "ceiling" rate established at the time the loan is made, nor below a floor rate which is the initial rate on the loan. At

December 31, 2006, approximately 79.8% of our mortgage loan portfolio had adjustable rates. We also purchase investment securities with relatively short maturities, normally three years or less. At December 31, 2006, approximately 94% of our investment portfolio had a maturity of five years or less. We monitor our deposit rates on a weekly basis to ensure that it remains competitive.

Quantitative Analysis. The analysis of an institution's interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a give period of time) is a standard tool for the measurement of exposure to interest rate risk. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2006 which are projected to reprice or mature in each of the future time periods shown. The amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. In making the sensitivity gap computations, none of the assumptions sometimes made regarding prepayment rates have been used for any interest-earning assets. Decay rates have not been used on money market, NOW or savings accounts. In addition, the table does not reflect scheduled principal payments which will be received throughout the lives of the loans and mortgage-backed securities. The interest rate sensitivity of our assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from the indicated by such assumptions.

The following table presents our interest sensitivity gap between interest-earning assets and interest-bearing liabilities for the period indicated.

	As of December 31, 2006				
	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Interest-earning assets:					
Investment securities	$ --	$ 247	$ 490	$ 46	$ 783
Loans	1,852	1,657	5,883	63,529	72,921
FHLB stock	765	--	--	--	765
Total interest-earning assets	2,617	1,904	6,373	63,575	74,469
Non-interest-earning assets:					
Cash and due from banks	--	--	--	--	1,986
Premises and equipment	--	--	--	--	2,109
Other assets	--	--	--	--	511
Total non-interest-earning assets	--	--	--	--	4,606
Total assets	$ 2,617	$ 1,904	$ 6,373	$ 63,575	$ 79,075
Interest-bearing liabilities:					
Interest checking	$ 3,473	$ --	$ --	$ --	$ 3,473
Money Market accounts	1,660	--	--	--	1,660
Savings accounts	3,384	--	--	--	3,384
Certificates of deposit	12,120	31,958	6,644	--	50,722
FHLB advances	10,425	--	--	--	10,425
Advances under line of credit	1,140	--	--	--	1,140
Total interest-bearing liabilities	32,202	31,958	6,644	--	70,804
Non-interest-bearing liabilities:					
Demand deposits	--	--	--	--	5,439
Interest payable and other Liabilities	--	--	--	--	396
Total non-interest-bearing liabilities	--	--	--	--	5,835
Stockholders' equity	--	--	--	--	2,436
Total liabilities and stockholders' equity	$ 32,202	$31,958	$ 6,644	$ --	$ 79,075
Interest sensitivity gap	$(29,585)	$(30,054)	$ (271)	$ 63,575	$ 3,665
Cumulative gap	(29,585)	(59,639)	(59,910)	3,665	
Cumulative gap/total assets	(37.40)%	(75.42)%	(75.76)%	4.63%	

The Board of Directors reviews our asset and liability policies. The Board of Directors meets regularly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the Board of Directors with respect to our asset and liability goals and strategies. We expect that our asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

Liquidity and Capital Resources

Community First Bancorp, Inc. currently has no operating business other than that of Community First Bank and does not have material funding needs other than servicing its outstanding debt. In the future,

Community First Bancorp, Inc. may require funds for dividends and tax payments for which it will rely on dividends and other distributions from Community First Bank. Community First Bank is subject to various regulatory restrictions on the payment of dividends.

Community First Bank's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits and funds provided from operations. Community First Bank is also able to obtain advances from the Federal Home Loan Bank of Cincinnati. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. Community First Bank uses its liquidity resources principally to fund existing and future loan commitments, to fund maturing time certificates and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Liquidity may be adversely affected by unexpected deposit outflows, higher interest rates paid by competitors, adverse publicity relating to the savings and loan industry, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on our commitments to make loans and management's assessment of our ability to generate funds.

A major portion of our liquidity consists of cash and cash equivalents, which include cash and interest-bearing deposits in other banks. The level of these assets is dependent upon our operating, investing, lending and financing activities during any given period. At December 31, 2006, cash and cash equivalents totaled $2.0 million.

Our primary investing activity is the origination of loans. During the years ended December 31, 2006 and 2005, loan originations totaled $26.1 million and $27.0 million, respectively. These originations were funded in part by proceeds from repayments of loans, maturities and calls of investment and mortgage-backed securities and increases in deposits and Federal Home Loan Bank borrowings.

At December 31, 2006, we had $1.7 million in outstanding commitments to originate loans. We anticipate that we will have sufficient funds available to meet our current loan origination commitments. Time certificates which are scheduled to mature in one year or less totaled $44.7 million at December 31, 2006. Based on historical experience, management believes that a significant portion of such deposits will remain with Community First Bank, although there can be no assurance that it will do so. In the event we are unable to retain these deposits, we may seek replacement funding through the Federal Home Loan Bank of Cincinnati or other sources.

Community First Bank relies primarily on local deposits for its funding needs. In order to finance loan growth, we may also borrow from the Federal Home Loan Bank of Cincinnati. At December 31, 2006, Community First Bank had $7.6 million in unused borrowing capacity at the Federal Home Loan Bank of Cincinnati.

Community First Bank is subject to minimum capital requirements under Office of Thrift Supervision regulations. To be "well-capitalized" under these regulations, Community First Bank must maintain a ratio of Tier 1 or Core Capital to adjusted total assets of 5.0%, a ratio of Tier 1 capital to risk-based assets of 6.0% and a ratio of total capital to risk-based assets of 10.0%. At December 31, 2006, Community First Bank's ratio of Tier 1/Core Capital to adjusted total assets was 4.51%, its ratio of Tier 1 capital to risk-based assets was 7.61% and its ratio of total capital to risk-based assets was 8.47%. Although Community First Bank was not "well capitalized;" these ratios equaled or exceeded regulatory requirements to be adequately capitalized.

We have maintained Community First Bank's capital compliance primarily through borrowings at the holding company level. Community First Bancorp, Inc. has previously borrowed up to $1.25 million on a line of credit from our correspondent bank for this purpose. The line of credit provides for an interest rate at the prime rate plus 25 basis points (currently 8.50%) and is secured by all of our stock in Community First Bank. In December 2005 the line of credit's principal balance was reduced by $400,000 using the proceeds from an unsecured loan from four members of our Board of Directors. The four directors loaned these funds for the sole purpose of paying down the outstanding line of credit with a correspondent bank. This loan paid the four directors a fixed interest rate of 7.50%. Subsequently, one director took shares of common stock in exchange for his note.

In May 2006, the line of credit was renewed at the same interest rate until November 15, 2006. In order to obtain the renewal, we were required to pay the line down to $750,000. The maturity date on the line of credit was extended to February 15, 2007. In April 2007, the Company paid off the line of credit from its correspondent bank with the proceeds from a $767,000 loan from another bank. The new loan has a one-year term with interest equal to the prime rate payable at maturity. The new loan is secured by the Company's stock in the Bank. The three directors who continue to have loans outstanding to Community First Bancorp, Inc. have agreed to extend their notes to April 15, 2007 with accrued interest being capitalized.

Off-Balance Sheet Arrangements

We are parties to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments primarily include loan commitments, lines of credit, including home-equity lines and commercial lines, and letters of credit. We use these financial instruments to meet the financing needs of its customers. Outstanding loan commitments and lines and letters of credit at December 31, 2006 were $3.2 million and $135,000, respectively, and at December 31, 2005 were $766,000 and $7,000, respectively. These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risks and management does not anticipate any accounting losses, which would have a material effect on us.

New Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board "FASB" issued Statement No. 154, *Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No.3.* FASB 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The implementation of SFAS 154 did not have a material effect on the Company's financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"), which amends accounting and reporting standards for servicing assets and liabilities under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Specifically, SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. For subsequent measurement purposes, SFAS 156 permits an entity to choose to measure servicing assets and liabilities either based on fair value or use the amortization method, which requires amortization of servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date. The Company does not expect this guidance to have a material impact on its financial statements.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, Accounting for Income Taxes," effective for the Company beginning on January 1, 2007. FIN 48 clarifies the recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on disclosure and other matters. The Company does not expect this guidance to have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 ("SFAS 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)", effective for the Company for the year ending December 31,

2006. This statement requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on the balance sheet, and the recognition of changes in that funded status through other comprehensive income. The adoption of SFAS 158 did not have a material impact on the Company's financial statements.

Also in September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements", effective for the Company beginning on January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data. SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings or changes in net assets for the period. The Company is currently assessing the impact of this guidance on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities", effective for the Company beginning on January 1, 2008. This Statement provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The Company is currently assessing the impact of this guidance on its financial statements.

Impact of Inflation and Changing Prices

Our financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders
Community First Bancorp, Inc.
Madisonville, Kentucky

We have audited the accompanying consolidated balance sheets of the Community First Bancorp, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Community First Bancorp, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

King + Company, PSC

Louisville, Kentucky
April 5, 2007

Community First Bancorp, Inc.
Consolidated Balance Sheets
December 31, 2006 and 2005

Assets

	2006	2005
Cash and due from banks	$ 1,181,530	$ 785,814
Interest-bearing demand deposits	804,757	1,223,134
Cash and cash equivalents	1,986,287	2,008,948
Held-to-maturity securities	55,092	65,522
Available-for-sale securities	728,050	1,703,147
Loans receivable, net of the allowance for loan loss of $404,369 and $387,822, for December 31, 2006 and 2005, respectively	72,835,520	64,578,288
Premises and equipment, net	2,109,048	2,286,004
Federal Home Loan Bank (FHLB) stock	764,500	721,900
Interest receivable	383,227	288,501
Deferred income taxes	7,676	16,587
Other assets	205,349	59,817
Total assets	$ 79,074,749	$ 71,728,714

Liabilities and Stockholders' Equity

	2006	2005
Liabilities		
Deposits	$ 64,678,666	$ 54,476,673
FHLB advances	10,425,000	13,000,000
Advances under line of credit	750,000	850,000
Loans from directors	390,126	400,000
Interest payable	301,647	158,391
Other liabilities	93,558	123,649
Total liabilities	76,638,997	69,008,713
Stockholders' Equity		
Preferred stock, $.01 par value, authorized 1,000,000 shares	-0-	-0-
Common stock, $.01 par value; authorized 5,000,000 shares; issued and outstanding 328,088 and 277,725 shares at December 31, 2006 and 2005, respectively	3,280	2,777
Additional paid-in capital	2,829,943	2,457,428
Retained earnings (deficit) – substantially restricted	(382,569)	291,993
Accumulated other comprehensive loss	(14,902)	(32,197)
Total stockholders' equity	2,435,752	2,720,001
Total liabilities and stockholders' equity	$ 79,074,749	$ 71,728,714

Community First Bancorp, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2006 and 2005

	2006	2005
Interest and Dividend Income		
Loans	$ 4,265,776	$ 3,439,471
Investment securities and deposits	50,359	80,730
Dividends on FHLB stock	42,882	35,718
Total interest and dividend income	4,359,017	3,555,919
Interest Expense		
Deposits	2,036,500	1,340,870
FHLB advances	508,640	387,922
Other borrowings	97,640	54,581
Total interest expense	2,642,780	1,783,373
Net Interest Income	1,716,237	1,772,546
Provision for Loan Losses	62,500	78,500
Net Interest Income After Provision for Loan Losses	1,653,737	1,694,046
Noninterest Income		
Service charges and fees	398,927	326,462
Loss on sale of fixed assets	(7,530)	(1,965)
Loss on sale of other real estate	(6,495)	(2,000)
Foreclosed real estate expense, net	(1,532)	(4,356)
Insurance commissions and premiums	5,676	5,189
Other income	46,081	20,850
Total noninterest income	435,127	344,180
Noninterest Expense		
Compensation and benefits	1,056,558	1,043,406
Directors fees	14,400	43,200
Occupancy expense	317,057	335,013
Insurance premiums	41,571	31,352
Data processing	259,054	235,385
Advertising	89,971	91,332
Office supplies, telephone and postage	116,350	120,885
Payroll and other taxes	141,464	148,459
Professional fees	125,599	105,864
Losses on accounts	227,288	-0-
Other operating expenses	374,114	322,814
Total noninterest expense	2,763,426	2,477,710
Loss Before Income Tax	(674,562)	(439,484)
Provision (Credit) for Income Taxes	-0-	-0-
Net Loss	$ (674,562)	$ (439,484)
Basic Loss Per Share	$ (2.14)	$ (1.58)
Diluted Loss Per Share	$ (2.14)	$ (1.58)

See Notes to Consolidated Financial Statements

Community First Bancorp, Inc.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total
	Shares	Amount					
Balance, January 1, 2005	277,725	$2,777	$ 2,457,428	$ 731,477	$ (28,187)		$ 3,163,495
Comprehensive loss							
Net loss				(439,484)		$ (439,484)	(439,484)
Change in unrealized depreciation on available-for-sale securities, net of taxes					(4,010)	(4,010)	(4,010)
Total comprehensive loss						$ (443,494)	
Balance, December 31, 2005	277,725	2,777	2,457,428	291,993	(32,197)		2,720,001
Comprehensive income (loss)							
Net loss				(674,562)		$ (674,562)	(674,562)
Change in unrealized depreciation on available-for-sale securities, net of taxes					17,295	17,297	17,295
Total comprehensive loss						$ (657,265)	
Issuance of stock	50,363	503	372,515				373,018
Balance, December 31, 2006	328,088	$ 3,280	$ 2,829,943	$ (382,569)	$ (14,902)		$ 2,435,752

See Notes to Consolidated Financial Statements

Community First Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Operating Activities		
Net loss	$ (674,562)	$ (439,484)
Items not requiring (providing) cash		
Provision for loan losses	62,500	78,500
Depreciation, amortization and accretion	206,795	216,032
Deferred compensation for restricted stock plan	4	7,470
Loss on sale of other real estate owned	6,495	2,000
FHLB stock dividends	(42,600)	(34,900)
Changes in		
Interest receivable	(94,726)	(61,435)
Other assets	(111,184)	(34,350)
Interest payable and other liabilities	113,161	383,901
Net cash provided by (used in) operating activities	(534,117)	117,734
Investing Activities		
Net change in loans	(8,273,779)	(12,725,233)
Proceeds from maturities of available-for-sale securities	1,000,000	500,000
Proceeds from maturities of held-to-maturity securities	10,429	23,443
Purchase of premises and equipment	(28,534)	(650)
Proceeds from sale of foreclosed assets	14,025	23,000
Net cash used in investing activities	(7,277,859)	(12,179,440)
Financing Activities		
Net increase in deposits	10,201,993	7,777,458
Repayment of FHLB advances	(26,725,000)	(15,000,000)
Proceeds from FHLB advances	24,150,000	15,000,000
Proceeds from line of credit and notes payable	-0-	900,000
Repayment of line of credit and notes payable	(100,000)	(400,000)
Proceeds from stock issuance	363,144	-0-
Costs of issuance of stock	(100,822)	-0-
Net cash provided by financing activities	7,789,315	8,277,458
Decrease in Cash and Cash Equivalents	(22,661)	(3,784,248)
Cash and Cash Equivalents, Beginning of Year	2,008,948	5,793,196
Cash and Cash Equivalents, End of Year	$ 1,986,287	$ 2,008,948
Supplemental Cash Flows Information		
Interest paid	$ 2,499,524	$ 1,672,758
Loans transferred to foreclosed real estate	$ 52,717	$ 29,879
Loans to facilitate sale of foreclosed real estate	$ 30,000	$ 30,000
Stock issued in lieu of loan repayment	$ 9,874	-0-

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Community First Bancorp, Inc. (Company) is a thrift holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Community First Bank (Bank). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers, primarily in Madisonville, Kentucky and the surrounding area. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, valuation allowance related to deferred taxes, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities

Available-for-sale securities, which include any security for which the Bank has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Bank has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs and the allowance for loan losses. Interest income is reported on the interest method. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense primarily using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings	39 – 50 years
Building improvements	7 – 40 years
Furniture and equipment	3 – 15 years

Federal Home Loan Bank Stock

Federal Home Loan Bank (FHLB) stock is a required investment for institutions that are members of the FHLB system. The required investment in the common stock is based on a predetermined formula.

Foreclosed Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

Stock Options

The Company accounts for all stock based compensation in accordance with FASB 123(R), which requires that equity instruments issued as compensation be measured at fair value (See Note 7).

Advertising Costs

Advertising costs are expensed as incurred.

Earnings per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during 2006 and 2005. Since there are no dilutive securities, basic and diluted earnings per share are the same.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 financial statement presentation. These reclassifications had no effect on net income.

Effect of Implementing Recently Issued Accounting Standards

In May 2005, the Financial Accounting Standards Board "FASB" issued Statement No. 154, *Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No.3.* FASB 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The implementation of SFAS 154 did not have a material effect on the Company's financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"), which amends accounting and reporting standards for servicing assets and liabilities under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Specifically, SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. For subsequent measurement purposes, SFAS 156 permits an entity to choose to measure servicing assets and liabilities either based on fair value or use the amortization method, which requires amortization of servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date. The Company does not expect this guidance to have a material impact on its financial statements.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, Accounting for Income Taxes," effective for the Company beginning on January 1, 2007. FIN 48 clarifies the recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on disclosure and other matters. The Company does not expect this guidance to have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 ("SFAS 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)", effective for the Company for the year ending December 31, 2006. This statement requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on the balance sheet, and the recognition of changes in that funded status through other comprehensive income. The adoption of SFAS 158 did not have a material impact on the Company's financial statements.

Also in September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements", effective for the Company beginning on January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data. SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings or changes in net assets for the period. The Company is currently assessing the impact of this guidance on its financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities", effective for the Company beginning on January 1, 2008. This Statement provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The Company is currently assessing the impact of this guidance on its financial statements.

Note 2: Investment Securities

The amortized cost and approximate fair values of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-sale Securities				
December 31, 2006				
U. S. Government agencies	$ 750,626	$ -0-	$ 22,576	$ 728,050
December 31, 2005				
U. S. Government agencies	$ 1,751,931	$ -0-	$ 48,784	$ 1,703,147
Held-to-maturity Securities				
December 31, 2006				
Mortgage-backed securities	$ 55,092	$ 3,235	$ -0-	$ 58,327
December 31, 2005				
Mortgage-backed securities	$ 65,522	$ 3,901	$ 166	$ 69,257

The amortized cost and fair value of debt securities, including mortgage-backed securities at December 31, 2006, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$250,626	$246,875	-0-	-0-
One to five years	500,000	481,175	-0-	-0-
Five to 10 years	-0-	-0-	-0-	-0-
Mortgage-backed securities	-0-	-0-	$55,092	$58,327
	$750,626	$728,050	$55,092	$58,327

Investment securities with a carrying value of approximately $598,000 and $191,000 at December 31, 2006 and 2005, respectively, were pledged as collateral for certain customer deposits.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2006 and 2005, was $728,050 and $1,703,147, which is approximately 93% and 96% of the Bank's available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 and 2005:

Description of Securities	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2006						
Mortgage-backed securities	-0-	-0-	-0-	-0-	-0-	-0-
U. S. Government agencies	-0-	-0-	$728,050	$ 22,576	$728,050	$22,576
Total temporarily impaired securities	$ -0-	$ -0-	$728,050	$ 22,576	$728,050	$22,576

Description of Securities	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2005						
Mortgage-backed securities	$ 19,664	$ 166	-0-	-0-	$ 19,664	$ 166
U. S. Government agencies	-0-	-0-	$1,703,147	$ 48,784	1,703,147	48,784
Total temporarily impaired securities	$ 19,664	$ 166	$1,703,147	$ 48,784	$1,722,811	$ 48,950

Note 3: Loans Receivable and Allowance for Loan Losses

Loans at December 31 are summarized as follows:

	2006	2005
Real estate mortgage loans		
One-to-four family residential – first	$ 54,652,216	$ 47,739,224
One-to-four family residential – second	2,733,796	1,755,309
Multi-family	1,066,559	791,323
Commercial	7,371,484	7,355,604
Construction	1,811,131	2,304,825
Other loans		
Consumer installment	89,807	194,396
Commercial	1,083,806	819,447
Automobile	3,376,926	2,897,924
Passbook	351,042	397,879
Overdrafts	88,910	51,792
Other	614,212	658,387
	73,239,889	64,966,110
Less		
Allowance for loan losses	404,369	387,822
Net loans	$ 72,835,520	$ 64,578,288

Activity in the allowance for loan losses was as follows:

	2006	2005
Balance, beginning of year	$ 387,822	$ 319,937
Provision charged to expense	62,500	78,500
Losses charged off	(47,264)	(16,192)
Recoveries	1,311	5,577
Balance, end of year	$ 404,369	$ 387,822

At December 31, 2006 and 2005, the total recorded investment in loans on nonaccrual amounted to approximately $334,000 and $262,000, respectively, and the total recorded investment in loans past due 90 days or more and still accruing interest amounted to approximately $9,000 and $44,000, respectively. At December 31, 2006 and 2005, there were no loans, which were specifically classed as impaired loans.

In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its officers and directors. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Bank. Loans to such borrowers, at December 31, are summarized as follows:

	2006	2005
Balance, beginning of year	$ 624,809	$ 429,651
Loan proceeds	103,000	239,382
Payments	(58,854)	(44,224)
Balance, end of year	$ 668,955	$ 624,809
Letters of Credit	$ 25,000	$ 7,000

Note 4: Premises and Equipment

Major classifications of premises and equipment stated at cost, are as follows:

	2006	2005
Land	$ 261,649	$ 261,649
Buildings and improvements	1,769,087	1,769,087
Furniture, fixtures and equipment	997,022	968,488
	3,027,758	2,999,224
Less accumulated depreciation	918,710	713,220
Net premises and equipment	$ 2,109,048	$ 2,286,004

Depreciation expense for the year ended December 31, 2006 and 2005 totaled $205,490 and $209,970, respectively.

Note 5: Deposits

Deposits at December 31 are summarized as follows:

	2006		2005	
	Amount	Percentage	Amount	Percentage
Non-interest bearing demand	$ 5,439,393	9%	$ 6,143,507	11%
NOW accounts	3,472,787	5	2,642,483	5
Money market accounts	1,660,413	3	2,099,769	4
Passbook savings	3,384,414	5	3,789,177	7
Time deposits	50,721,659	78	39,801,737	73
	$ 64,678,666	100%	$ 54,476,673	100%

Time deposit accounts in denominations of $100,000 or more were $12,670,435 and $9,048,175, at December 31, 2006 and 2005, respectively.

At December 31, 2006, the scheduled maturities of time deposit were as follows:

2007	$44,733,630
2008	4,391,555
2009	302,502
2010	1,244,600
2011	49,372
	$50,721,659

Interest expense on deposits for the years ended December 31, are summarized as follows:

	2006	2005
Time deposits	$ 1,955,460	$ 1,305,311
Money market accounts	28,300	13,626
NOW accounts	9,420	6,932
Passbook savings	43,320	15,001
	2,036,500	1,340,870
Less interest retained for early withdrawal	-0-	-0-
	$ 2,036,500	$ 1,340,870

In the ordinary course of business, the Bank has continued to have transactions, including deposits, with its officers and directors. In the opinion of management, such transactions were on substantially the same terms, including interest rates prevailing at the time, of comparable transactions with other persons. Deposits from officers and directors totaled $457,163 and $363,622, on December 31, 2006 and 2005, respectively.

The aggregate amount of overdrawn deposit accounts reclassified as loans as of December 31, 2006 and 2005 totaled $66,287 and $35,100, respectively.

Note 6: Federal Home Loan Bank Advances and Other Short-term Borrowings

The Bank owns stock of the Federal Home Loan Bank (FHLB) of Cincinnati, Ohio. This stock allows the Bank to obtain advances from the FHLB. The FHLB advances are secured by the Bank's first-mortgage 1-4 family loan portfolio and the Bank's FHLB stock totaling approximately $55,416,000 and $47,980,000 in 2006 and 2005, respectively.

At December 31, 2006 and 2005, $10,425,000 and $13,000,000, respectively, represented the balance due on the advances from the FHLB. All advances are short term with interest rates ranging from 4.94% to 5.41%.

Non-Revolving Line of Credit

At December 31, 2005, the Company had $850,000 advanced against a $1,250,000 revolving line of credit, which expired on March 31, 2006. On March 31, 2006, the Company made a principal payment of $100,000 and refinanced the remaining $750,000 balance under a new $750,000 line of credit maturing on November 15, 2006. Subsequently, the maturity date was extended to February 15, 2007. The line of credit was fully extended at December 31, 2006 and was collateralized by all of the Company's stock in the Bank. Interest was based on the prime rate plus .25%, which was 8.50% on December 31, 2006. Interest was payable monthly and principal was due at maturity.

Subsequent to year end the company received a commitment from a third party commercial lender to refinance the line of credit. The new note will be dated in April 2007 with principal due at maturity, one year from the date of the note. The note will be secured by all of the Company's stock in the Bank and will have an interest rate and terms similar to those of the debt being refinanced.

As of December 31, 2006, the Company maintained cash reserves of $23,536 for payment of interest on the line of credit.

Related Party Notes Payable

The Company has three unsecured notes payable to directors of the Bank totaling $390,126 and $400,000 at December 31, 2006 and 2005, respectively. The notes bear a fixed rate of interest of 7.50%. The notes mature on April 15, 2007.

Note 7: Employee Benefits

Defined Benefit Plan

The Bank is a participant in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. The plan required contributions in the amount of approximately $93,300 and $64,800 for the years ended December 31, 2006 and 2005, respectively. The plan provides pension benefits for substantially all of the Bank's employees.

Defined Contribution Plan

The Bank began a retirement savings 401(k) plan covering substantially all employees on January 1, 2004. Employees may contribute up to 20% of their compensation with the Bank matching a certain percentage of the employee's compensation using a formula to be determined each year. The Bank made no matching contribution to the plan in 2006 or 2005.

Restricted Stock Plan

The Company has a Restricted Stock Plan, covering 8,331 shares of common stock, the purpose of which is to reward and to retain personnel of experience and ability in key positions of responsibility with the Bank and any subsidiaries with an increased equity interest in the Company as compensation for their prior and anticipated future professional contributions and service. Shares awarded under the plan entitle the shareholder to all rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged, or otherwise disposed of until the shares are earned and non-forfeitable. The shares awarded under the Restricted Stock Plan shall be earned and non-forfeitable at the rate of one-fifth per year over five years from the grant date. During May 2005 the Company granted 5,197 shares with a restriction period of five years at a market price of $11.50. Deferred compensation expense recorded for the year ended December 31, 2006 and 2005 relating to these shares of restricted stock was approximately $12,000 and $7,500, respectively.

Stock Option Plan

On May 20, 2004, the stockholders of the Company approved the establishment of the Community First Bancorp, Inc. 2004 Stock Option Plan. Under the Option Plan, the Company may grant either incentive or nonincentive stock options to directors and key employees for an aggregate of 27,772 shares of the Company's common stock, with an exercise price equal to the fair market value of the stock at the date of the award. Upon exercise of the options, the Company may issue stock out of authorized shares or purchase the stock in the open market. The option to purchase shares expires 10 years after the date of the grant. The options vest, and thereby become exercisable, at the rate of 20% on the one-year anniversary of the date of the grant and 20% annually thereafter. The options become vested immediately in the case of death or disability or upon a change in the control of the Company.

On December 8, 2005 the optionees agreed to the cancellation of all the outstanding stock options, which totaled 16,442 as of that date.

	2005	
	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	16,442	$ 16.00
Granted	-0-	-0-
Exercised	-0-	-0-
Forfeited	-0-	-0-
Cancelled	(16,442)	16.00
Expired		
Outstanding, end of year	-0-	$ 16.00
Options exercisable, end of year	-0-	

The following table summarizes information about stock options under the plan outstanding at December 31, 2006 and 2005:

		Options Outstanding			Options Exercisable	
	Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
December 31, 2006	$ 0.00	-0-	0 years	$ 0.00	-0-	$0.00
December 31, 2005	$ 0.00	-0-	0 years	$ 0.00	-0-	$0.00

Note 8: Income Taxes

The provision (credit) for income taxes includes these components:

	2006	2005
Taxes currently payable	$ -0-	$ -0-
Deferred income taxes	-0-	-0-
Income tax expense (credit)	$ -0-	$ -0-

A reconciliation of income tax expense/(benefit) at the statutory rate to the Bank's actual income tax expense is shown below:

	2006	2005
Computed at the statutory rate (34%)	$ (229,351)	$ (149,425)
Increase (decrease) resulting from		
Changes in the deferred tax asset valuation allowance	226,480	148,013
Other	2,871	1,412
Actual tax expense (credit)	$ -0-	$ -0-

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2006	2005
Deferred tax assets		
Allowance for loan losses	$ 137,485	$ 131,859
Net operating loss carryovers	917,190	683,842
Unrealized loss on available-for-sale securities	7,676	16,587
Capital loss carryover	5,100	5,100
Charitable contributions carryover	11,216	9,950
Deferred compensation	2,541	2,540
Deferred loan fees	2,296	-0-
Other	722	850
	1,084,226	850,728
Deferred tax liabilities		
Depreciation	86,758	85,313
FHLB stock	196,452	181,968
	283,210	267,281
Net deferred tax asset before valuation allowance	801,016	583,447
Valuation allowance		
Beginning balance	(566,860)	(418,847)
Increase during the period	(226,480)	(148,013)
Ending balance	(793,340)	(566,860)
Net deferred tax asset	$ 7,676	$ 16,587

As of December 31, 2006, the Company had approximately $2,697,617 of net operating loss carryovers available to offset future federal income. The net operating losses will begin to expire in the year 2010.

Retained earnings at December 31, 2006 and 2005, include approximately $647,729, for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses, would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The deferred income tax liability on the preceding amount that would have been recorded if it was expected to reverse into taxable income in the foreseeable future was approximately $220,228 at December 31, 2006 and 2005.

Note 9: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes were as follows:

	2006	2005
Unrealized gain (losses) on available-for-sale securities	$ 26,208	$ (6,076)
Other comprehensive income (loss), before tax effect	26,208	(6,076)
Tax expense (benefit)	8,913	(2,066)
Other comprehensive income (loss)	$ 17,295	$ (4,010)

Note 10: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by certain federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table). Management believes, as of December 31, 2006 and 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the OTS categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes Required		To be Well Capitalized Under Prompt Corrective Action Provisions Required	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
December 31, 2006						
Total risk-based capital	$ 3,973	8.47%	$ 3,752	8.0%	$ 4,690	10.0%
Tier I risk-based capital	$ 3,569	7.61%	$ 1,876	4.0%	$ 2,814	6.0%
Tier I core capital	$ 3,569	4.51%	$ 3,164	4.0%	$ 3,954	5.0%
Tangible equity capital	$ 3,569	4.51%	$ 1,187	1.5%	$ 1,187	1.5%
December 31, 2005						
Total risk-based capital	$ 4,311	10.22%	$ 3,373	8.0%	$ 4,217	10.0%
Tier I risk-based capital	$ 3,923	9.30%	$ 1,687	4.0%	$ 2,530	6.0%
Tier I core capital	$ 3,923	5.47%	$ 2,871	4.0%	$ 3,589	5.0%
Tangible equity capital	$ 3,923	5.47%	$ 1,077	1.5%	$ 1,077	1.5%

Liquidation Account. Upon conversion to a capital stock savings bank, eligible account holders who continued to maintain their deposit accounts in the Bank were granted priority in the event of the future liquidation of the Bank through the establishment of a special "Liquidation Account" in an amount equal to the consolidated net worth of the Bank as of the date specified in the Plan of Conversion. The initial liquidation account balance of $1,748,866 is reduced annually in proportion to decreases in the accounts of the eligible account holders. The liquidation account does not restrict the use or application of net worth, except with respect to the cash payment of dividends. The Bank may not declare or pay a cash dividend on or repurchase any of its common stock if the effect would cause its regulatory capital to be reduced below the amount required for the liquidation account.

Dividend Restrictions. The payment of cash dividends by the Bank on its common stock is limited by regulations of the Office of Thrift Supervision (OTS). Interest on deposits will be paid prior to payments of dividends on common stock. Additional limitation on dividends declared or paid or repurchases of the Bank stock are tied to the Bank's level of compliance with its regulatory capital requirements. Under current OTS regulations the Bank must either 1) file notification with the OTS because it is a subsidiary of a savings and loan holding company or 2) apply for distributions if the total amount of capital distributions for the applicable calendar year exceeds net income for that year to date plus retained net income for the preceding two years.

Federal Reserve Act. In September 2005 the Company inadvertently violated Section 23A of the Federal Reserve Act. The violation occurred when the Company pledged assets of the Bank as collateral for the Company's note payable to a third party lender. Prior to filing the Company's third quarter Form 10Q with the Securities and Exchange Commission, the Company discovered and corrected the violation.

Rights Offering. During the first quarter of 2007, the Company commenced a rights offering of 750,000 shares at $7.25 per share to existing stockholders as of the close of business on December 29, 2006. Unsubscribed shares were offered on a best efforts basis to members of the local community. The Company reserved the right to increase the number of shares sold by 112,500 to cover oversubscriptions and other purchases. Pursuant to the rights offering, the Company sold a total of 8,032 shares for gross proceeds of $58,232. Estimated expenses of the offering were $100,822. The excess of expenses over proceeds will be charged against earnings during the first quarter.

Note 11: Disclosures About Fair Values of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	2006		2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets				
Cash and cash equivalents	$ 1,986,287	$ 1,986,287	$ 2,008,948	$ 2,008,948
Held-to-maturity securities	$ 55,092	$ 58,327	$ 65,522	$ 69,257
Available-for-sale securities	$ 728,050	$ 728,050	$ 1,703,147	$ 1,703,147
FHLB stock	$ 764,500	$ 764,500	$ 721,900	$ 721,900
Loans, net of allowance for loan losses	$72,835,520	$ 72,451,544	$ 64,578,288	$ 59,984,000
Interest receivable	$ 383,227	$ 383,227	$ 288,501	$ 288,501
Financial liabilities				
Deposits	$64,678,666	$ 64,672,801	$ 54,476,673	$ 54,503,179
FHLB advances	$10,425,000	$ 10,422,601	$ 13,000,000	$ 12,979,000
Advances under line of credit and notes payable	$ 1,140,126	$ 1,140,126	$ 1,250,000	$ 1,250,000
Interest payable	$ 301,647	$ 301,647	$ 158,391	$ 158,391
Unrecognized financial instruments (net of contract amount)				
Commitments to originate loans	$ -0-	$ -0-	$ -0-	$ -0-

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Interest-bearing Deposit and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Short-term Borrowings and Interest Payable

The carrying amount approximates fair value.

Commitments to Originate Loans

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

Note 12: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the note regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the note on commitments and credit risk. During 2006, the Company charged $227,000 to expense as its estimate of losses on accounts containing unreconciled items and other amounts deemed unrecoverable.

Note 13: Commitments and Credit Risk

The Bank grants agribusiness, commercial and residential loans to customers primarily in Hopkins County, Kentucky.

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2006 and 2005, the Bank had granted commitments to extend credit and unused lines of credit to borrowers aggregating approximately $1,669,000 and $1,888,700, respectively. The commitments to extend credit expire over varying periods of time with the majority expiring within a one-year period.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should the Banks be obligated to perform under the standby letters of credit, they may seek recourse from the customer for reimbursement of amounts paid.

The Bank had outstanding standby letters of credit totaling $135,000 at December 31, 2006. There was $7,000 in outstanding standby letters of credit at December 31, 2005.

Other Credit Risks

At December 31, 2006 and 2005, approximately $417,000 and $101,000, respectively, were held in deposits at financial institutions in excess of federally insured amounts.

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COMMUNITY FIRST BANCORP, INC.

CORPORATE INFORMATION

BOARD OF DIRECTORS

William M. Tandy
President and Chief Executive Officer of the Bank

Ralph T. Teague
Retired Coal Company Executive

Paul W. Arison
Commissary Manager
Hopkins County Detention Facility

J. Craig Riddle
Retired Owner,
J. Craig Riddle Insurance Co.

Charles B. Vaughn
President and Co-Owner
Happy's of Madisonville

Steven E. Carson
Owner/Operator of Barnett-Strother Funeral Homes

Charlotte E. Baldwin
Retired Vice President
Cadre Securities

Charles G. Ramsey
Vice President-Finance
Renshaw Automotive Group

EXECUTIVE OFFICERS

William M. Tandy
President and Chief Executive Officer

Charlotte Sellers
Senior Vice President

Amy D. Lyons
Vice President and Chief Financial Officer

OFFICES

Main Office:
2420 North Main Street
Madisonville, Kentucky 42431

Branch Office:
240 South Main Street
Madisonville, Kentucky 42431

GENERAL INFORMATION

Annual Meeting:
The 2007 Annual Meeting of Shareholders will be held on May 31, 2007 at 8:00 a.m. at the main office of Community First Bank, 2420 North Main Street, Madisonville, Kentucky.

Transfer Agent:
For information regarding stock transfers or stock certificates, please contact:
Illinois Stock Transfer Company
209 West Jackson Blvd.
Suite 903
Chicago, Illinois 60606
(800) 757-5755

Independent Auditors:
King + Company, PSC
Louisville, Kentucky

Securities & Regulatory Counsel:
Malizia Spidi & Fisch, PC
Washington, D.C.

COMMUNITY FIRST BANCORP, INC.

END

2420 NORTH MAIN STREET, MADISONVILLE, KENTUCKY 42431 • (270) 326-3500